ORBIS

03 AUG 18 AM 7:21

Warszawa , 2003-08-06

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


03029318

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 20/2003.
Best regards

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL



Krzysztof Gerula

Vice-President

dlw 8/18

Current report no 20/2003

The Management Board of "Orbis" S.A. hereby informs that it appointed Mr. Alain Billy as member of the Orbis S.A. Management Board during the fifth tenure of the Board.
Below we enclose the information required under § 37 of the Regulation of the Council of Ministers concerning current and periodical information to be disclosed by securities' issuers.

1) Date of appointment of the managing person

August 5, 2003.

2) Name and surname and age of the managing person

Alain Billy, age: 56

3) Indication of the function performed in the issuer's business

member of the Management Board

4) Education, qualifications and previous posts along with a description of the professional career:

Education:

1967: Diploma of Accounting and Economics

1968: Certificate of Accounting and Economics, Paris University, France

1973: Diploma "Master in Business Organization and Management"

Professional career:

Since May 1999 – Accor Group, Bangkok (Thailand) – Vice - President Finance/ Development - Asia

In charge of the development of Sofitel, Novotel, IBIS and Mercure brands in Asia. Search for new business opportunities, new partners and new projects research. Property valuation on operational performance basis. Responsible for negotiation and signing of management contracts. Financial analysis of new or existing projects of the Accor Group.

Jul 1997-Apr 1999 – Accor Group, Paris (France) – Financial Controller for Europe and American Countries.

Headed a team of 4 persons. In charge of financial controlling of Sofitel, Novotel, and Mercure brands located in Europe and in American countries. Controlling and consolidation of budgets, preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Close cooperation with the accounting and financial departments in Accor head office countries. Responsible for development in South America.

Oct 1995 – Jun 1997 Accor Group, Paris (France) – Financial and Accounting Director for France area.

Headed a team of 20 persons. In charge of financial controlling of Novotel brands (100 hotels), controlling and consolidation of budgets, preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Consolidation of balance sheets, P&L accounts of Accor hotels.

Feb 1992– Sep 1995 Accor Group, Paris (France) – Financial and Accounting Director for Sunbelt area.

Headed a team of 8 persons. In charge of financial controlling of 90 hotels of Accor hotel brands. Controlling and consolidation of budgets, preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Consolidation of balance sheets, P&L accounts of Accor hotels. Property valuation on operational performance basis. Responsible for negotiation and signing of technical assistance agreements.

Languages:
French – mother tongue
English – fluent in speech and writing

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Does not apply.

6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

Does not apply.